

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 25, 2006

Sidney B. Fowlds
President
Parafin Corporation
1660 Hotel Circle North, Suite 207
San Diego, CA USA 92108-2808

Re: Parafin Corporation
Form 10-KSB for Fiscal Year Ended September 30, 2005
Filed December 29, 2005
File No. 0-09071

Dear Mr. Fowlds:

We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note you have characterized yourself as a development stage company.
      Because a portion of your operations appears to be for the exploration of oil and
      gas, please revise the disclosures and labeling throughout your document,
      including your auditor's report, to characterize the company as an "exploratory
      stage" entity, rather than a "development stage" entity. That term has specific

meaning within the extractive industry which describes advanced oil and gas activity in which proved reserves have been determined.

Item 6 Plan of Operation, page 8

2.   Expand your discussion of your financial condition, changes in financial condition and results of operations for each of the last two fiscal years to more fully address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. The discussion should address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business. For example, but without limitation, please disclose and discuss the details of your farm-out agreement, along with the expected timing, obligations and uncertainties associated with this agreement. Refer to Item 303(b) of Regulation S-B.

Item 8A Controls and Procedures, page 17

3.   You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-B requires that you disclose any change in the registrant's "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." Please revise your disclosure accordingly.

Financial Statements

Statement of Stockholders' Deficit, page F-4

4.   We note you issued 2,000,000 shares for consulting services on November 29, 2004 at $.01 per share, although the quoted market price appears to be significantly in excess of that value on November 29, 2004. Please provide us a schedule of your compensatory stock transactions for fiscal years 2004 and 2005, including the date of grant, vesting terms, if any, the expense recorded on your books, and the quoted market price on the date of grant. Demonstrate how your accounting valuation is appropriately associated with these transactions and cite the authoritative accounting literature supporting your conclusion. Refer to SFAS 123.

5.   We note you issued 15,000,000 common stock options on October 27, 2004 with an exercise price of $.01, which price appears different from the quoted market price, and for which no compensation expense was recognized. Please provide us with the quoted market price on the date these options were granted and describe how you accounted for these options, including how you applied the appropriate authoritative accounting literature. Refer to SFAS 123.

Note 1 History, page F-15

6.   Expand your disclosure to provide a brief description of your business.

Note 4 Related Parties, page F-18

7.   We note the disclosure of your agreement with JRM Financial Services Inc. (JRM), in which you state JRM "will pay all telephone, rent, travel and promotion expense on behalf of the Corporation and the management fees are increased to $62,000 per month." Please modify your disclosure to more clearly describe whether you are referring to a reimbursement arrangement through the "advances payable" agreement with JRM in addition to the management fee or whether the management fee is the entire compensation to JRM for assuming these expenses. Confirm, if true, that all costs of conducting business are recorded in Parafin's financial statements, or otherwise advise. Refer to SAB Topic 1:B and SAB Topic 5:T

Note 9 Stock Benefit Plans, page F-19

8.   We note your disclosures indicating that you have issued options under your stock compensation award plans. Expand your disclosures to include the required roll-forward presentation, valuation method and assumptions, compensation recognition method, and pro forma expense disclosures for each period a statement of operations is presented. Refer to paragraphs 45-48 of SFAS 123 and SFAS 148.

Exhibits 31 and 32

9.   We note your certifications are dated January 18, 2005, while your annual period is for the fiscal year ended September 30, 2005 and was filed on Form 10-KSB on December 29, 2005. Please provide current certifications with your amended filings.

Form 10-QSB/A for the Fiscal Quarter Ended June 30, 2006

10.   Please revise your interim report on Form 10-QSB as necessary to comply with all applicable comments written on your annual report above.

Note 9 Acquisition, page 11

11.   We note your disclosure indicating that you have issued common shares in a private placement in which you received proceeds of $6,000,000. Disclose the number of shares issued and the price per share in the notes to your financial statements. Additionally, include the appropriate disclosures under Item 2 of Part II of your document. In this regard, we note your Form 8-K filed on February 10, 2006.

12.   We note your acquisition of the Personal Computer Environment work station from Rukos Security Advise AG of Frankfurt an Main, effective March 31, 2006. Please address the following:

- Expand your plan of operation to describe the expected timing and future trends regarding revenue and expenses associated with your acquisition,

- Expand your narrative to address how you intend to generate a return on your acquisition, along with any contingencies and uncertainties associated with the development and sale of the work station. For example, whether you are selling license rights to manufacturers to produce work stations or if you intend to manufacture and sell the product.

Note 10 Agreement, page 11

13.   We note you have entered into a consulting agreement with Francisco Saez in which it appears you have issued 10,000,000 common shares with an obligation to issue an additional 10,000,000 shares conditioned on certain contingencies related to the ultimate sale of 89 MMbls of Russian export blend crude oil. Expand your disclosures to clearly describe how you are accounting for the issuance of these common shares and tell us the authoritative literature you are applying. Specifically address the measurement date, how you determined the value attributed to the common shares, quantify the expense and the expected period over which the expense will be recognized.

Note 11, Subsequent Event, page 12

14.   We note your disclosure indicating that you have "agreed to buy" approximately 89 MMbls of crude oil from Oy Coral Marine Management, Ltd (OY). Please address the following:

- Discretely state whether you will assume all the inventory and credit risks associated in the purchase and sale of this oil or if you are acting as an agent or a broker in the transaction. Refer to EITF 99-19,

- Expand the discussion of your plan of operation to indicate the estimated timing of receiving confirmation of the delivery from the oil supplier and the anticipated term an occurrences of cash flows including selling costs for which you will be responsible,

- Clarify for us the business purpose of why OY or Gazpromneft via Rosneft is not willing or able to sell the oil directly to a downstream processor and why these parties are willing to pay you $5 per barrel less selling costs,

- Expand your disclosures to address whether this transaction will be regulated by a government body and fully disclose the regulatory environment and terms to which the purchase and sale of the oil will be subject,

- Disclose any uncertainties or contingencies that could prevent the transactions from being consummated.

15.   We note you disclose that each of your preferred shares will be issued at a value
        of $700,000, although this value does not correspond with the total $6.22 billion
        issue price disclosed. Please revise your disclosure as appropriate.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief